THREE YEARS GONE LLC

ANNUAL REPORT

IN RELATION TO THE REVENUE PARTICIPATION SECURITIES ISSUED ON JUNE 23, 2023, IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "REG CF SECURITIES")

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1.   ISSUER INFORMATION

Name of issuer: Three Years Gone LLC (the "Issuer" and the "Company")

Legal status of issuer: Limited Liability Company

Jurisdiction of Incorporation/Organization: New York

Date of organization: 7/11/2022

Physical address of issuer: 286 20th Street PH, Brooklyn NY 11215

Website of issuer: www.threeyearsgone.com

2.   DIRECTORS AND OFFICERS

Directors

Name	Principal Occupation	Main Employer	Year Joined as Director
Taryn Kosviner	Producer	Amiga Pictures LLC	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

Officers

Name	Position	Year Joined
Taryn Kosviner	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

3.   BENEFICIAL OWNERS OF VOTING SECURITIES OF THE ISSUER

Name of Holder	No. and Class of Securities Held	% of Voting Power
Taryn Kosviner	Member Interest	25%
John Gutierrez	Member Interest	25%
Andrew Michau	Member Interest	25%
Satara Ventures LLC (100% owned by David Tugendhaft)	Member Interest	25%

4.   BUSINESS AND ANTICIPATED BUSINESS PLAN

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

5.   EMPLOYEES OF THE ISSUER

None

6.   RISK FACTORS

An investment in the Issuer involves risk. An investor should not invest any funds unless it can afford to lose its entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Reg CF Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The risks of an investment in the Company include, without limitation, the following:

Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in the inability to complete production which would result in the abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based on available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Company to recoup all or any portion of its investment or to yield a profit on its investment. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

Risks of Motion Picture Production. No assurance can be made that sufficient funds will be raised by the Company or that the Picture will be produced. Even if sufficient funds are raised, there are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. The Picture will not be covered by a completion bond and there is no guarantee of completion of the Picture. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment malfunction or destruction of completed film media. These or similar events, including any armed conflict, act of a public enemy, riot, civil disturbance, inclement weather, disease, epidemic, pandemic, fire, casualty, flood, explosion, earthquake, other acts of God, accident, boycott, governmental statute, law, ordinance, policy, order, regulation, judgment or decree are beyond the control of Company and the occurrence of any such event may cause delays and increase production costs and may have a material adverse effect on the investment. To the extent that investment contributions to the Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

No Assurance of Third-Party Performance. No representations, warranties or assurances have been made that if the Picture is produced, it will be directed by any particular person or that any particular actor will appear in the Picture. Furthermore, if an agreement is reached with a particular director, actor, distributor or any other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor.

No Assurance of Revenue. Return of Investment or Profits. No assurance can be made, and no representation, warranty, covenant, or agreement is made, that the Picture will generate revenue sufficient to distribute cash to Investor. Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment.

No Assurance of Distribution or License Agreements. There is presently no contract with any distributor to distribute the Picture or with any other party to license the Picture. The success of the Picture will be dependent upon Company's ability to complete the Picture, the attractiveness of the final product to a distributor or licensee and, if distributed, the distributor's willingness to commit substantial sums to promote the Picture successfully. Company will not have the financial capability to distribute the Picture itself. The revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, streaming, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. Company has no agreement at this time with any party for the distribution or licensing of the Picture or with any sales agents in relation thereto. The negotiation of final distribution or licensing agreements, which frequently occurs (if at all) near the time of completion of production of a motion picture, will have a substantial impact upon the amount of receipts available to Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to Company. Furthermore, although Company will use commercially reasonable efforts to cause the Picture to be distributed or licensed, there is no assurance that the Picture will be distributed or licensed or that such distribution or licensing will be profitable to Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that Company will also derive profits therefrom.

Competition. Company is engaged in a highly competitive business and therefore the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of cast and crew. After the completion of its production, the Picture will, upon its distribution or licensing, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

Lack of Diversification. Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of the Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful distribution or licensing of the Picture and the ultimate audience appeal of the Picture if and when completed.

COVID-19. There is great uncertainty due to COVID-19 and the virus which causes COVID-19 and related matters (collectively referred to as "COVID-19"). Due to Covid-19, Company may suspend or terminate production of the Picture. Company is unable to secure insurance coverage for any COVID-19 related matter and, as such, in the event that Company is forced to shut-down production due to a COVID-19 related matter, it is likely that Investor will suffer a complete loss of its investment. Company is also at further risk due to COVID-19 related matters including the possibility that Company will not be able to secure the services of necessary cast and/or crew personnel or, if secured, that such persons may become sick and unable to complete their services for Company. In addition, Company may be sued by one or more individuals claiming that such person was made sick or otherwise injured (or died) as a result of contracting COVID-19 in connection with rendering services for Company. It is unlikely that Company will have any insurance to cover such a claim nor the resources to defend or settle such a claim and, in such event, it is likely that Investor will suffer a complete loss of its investment.

There is an extremely high risk of total loss associated with making the investment and no assurances, guarantees, representations or warranties have been given by Company or any principals, attorneys, or other representatives thereof or any other individuals or entities involved with the Picture, that any recoupment and/or profits will be realized

Management. Investor will have no right to participate in the management of the business of Company. Accordingly, Investor should not invest unless it is willing to entrust all aspects of production of the Picture and general management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason. Taryn Kosviner is a part-time officer of Company. As such, it is likely that Company will not make the same progress as it would if that were not the case. Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Company. There can be no assurance that Company will be successful in attracting and retaining other personnel required to successfully develop, produce and exploit the Picture.

7. OWNERSHIP AND CAPITAL STRUCTURE OF THE ISSUER

A: THE REG CF SECURITIES

Terms of the Reg CF Securities

Revenue Participation Agreement: 120% return on investment and 50% share of net profits.

I. Investor Funds.

A. Subject to the terms and conditions of the Agreement (attached as Appendix B), Investor agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "Investor Funds"), which will be applied toward the production of the Picture.

B. The first one hundred thousand dollars ($100,000) of Investor Funds contributed to the offering contemplated by this Agreement will be designated as "Early Bird Investor Funds".

C. Company will seek to secure the remainder of the budget for the Picture from (i) equity financing contributions from further Regulation Crowdfunding offerings and other general equity offerings, including the concurrent offering to accredited investors which the Company is presently undertaking (the "Additional Offer Funds"); (ii) other equity

financing (e.g., production partner(s), equity financing partner(s) etc.) (the "Other Equity" and, together with the Additional Offer Funds, the "Additional Equity"); and (iii) debt financing (e.g., loans, pre-sale financing etc.) (the "Debt Financing" and, together with the Additional Equity, the "Additional Funds") from third-party equity investors (the "Additional Equity Investors") and other sources (together, the "Additional Investors and Financiers").

D. Company makes no representations and gives no warranties as to the amount, if any, of Additional Funds it is able to secure. Investor understands that if, within twelve (12) months from the Effective Date, Company determines in its sole discretion that it is unlikely, for any reason, to obtain all the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture, Company may, following written notice to Investor, repay Investor Funds to Investor, at which point this agreement shall terminate without any further liability to either Party and Investor shall have no interest whatsoever in Company or the Picture.

II. Investor Revenue Share.

A. Net Receipts (as defined in Paragraph C below) shall be allocated as follows:

1. First, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed Additional Offer Funds, on a pro rata and parri passu basis, based on the ratio that their respective investment contribution bears to the aggregate of the Investor Funds and the Additional Offer Funds, until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of Investor Funds;

2. Next, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed "early bird" investor funds on a pro rata and parri passu basis, based on the ratio that their respective "early bird" investment contribution bears to the aggregate of the Early Bird Investor Funds and the "early bird" portion of all Additional Offer Funds (as such "early bird" portion may be specified under the terms of any additional equity offer), until such time, if ever, as Investor has received an amount equal to five percent (5%) of Early Bird Investor Funds;

3. Next, any remaining amount of Net Receipts shall be retained by the Company up to an amount equal to twenty percent (20%) of the final production costs of the Picture; and

4. Finally, any remaining amount of Net Receipts shall be referred to as the "Net Profits" of the Picture and shall be retained or distributed as follows: (a) fifty percent (50%) of the Net Profits multiplied by the Investor Equity Percentage shall be paid to Investor where "Investor Equity Percentage" is the ratio that the Investor Funds bears to the aggregate of the Investor Funds and the Additional Equity (for example, if there are $600,000 of Investor Funds and the Additional Equity is a further $600,000, Investor will receive 50% multiplied by 50% (i.e. $600,000 divided by $1,200,0000) which equals 25% of the Net Profits;

and (b) the remaining amount of Net Profits shall be retained by the Company and/or paid to any Additional Investors and Financiers under the terms of the respective investment or financing agreements.

B. As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, subject to the following adjustments. Notwithstanding anything to the contrary contained in this Agreement:

1. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

3. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "Net Receipts" shall mean Gross Proceeds remaining after deduction of the following:

1. third-party sales agent and producer representative fees and expenses;

2. actual, third-party, out-of-pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

3. ongoing third-party accounting and legal costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

4. actual, third-party, out-of-pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. actual, third-party, out-of-pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
7. any amounts required to be withheld by law;

8. payments pursuant to music licensing deals which require additional payments based on the performance of the Picture;

9. any actual, third-party, out-of-pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

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10. any amounts used to repay loans received in connection with the production of the Picture and any amounts used to pay any interest, fees, costs, revenue share and profit share associated with revenue share and profit share associated with such loans;

11. any amounts payable to any Additional Investors and Financiers in respect of any Other Equity and Debt Financing;

12. any deferred compensation and bonuses payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

13. any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

14. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

D. Investor understands and agrees that Company makes no representations and gives no warranties as to the amount of Gross Proceeds or Net Receipts, if any, that Company will receive from the exploitation of the Picture.

E. Investor understands and agrees that in the event that any payment to be made to Investor under Paragraph A is, or is reasonably likely to be, subject to any withholding obligation under any legislation, regulation, order or directive, Company will be required to withhold from any proceeds otherwise payable to Investor an amount necessary to satisfy Company's withholding obligations.

For the comprehensive terms of the Reg CF Securities, see exact security attached as <u>Appendix B, Investor Contracts.</u>

Securities Issued by SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to a Wefunder SPV ("SPV"), which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

The Reg CF Securities do not carry any voting rights.

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferee assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The Reg CF Securities may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in- law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

Variation of Terms

The terms of the Reg CF Securities may only be modified in writing with the agreement of both parties as set forth in the investor agreement attached as Appendix B

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Valuation of the Reg CF Securities

The offering price for the Reg CF Securities was determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of any issued securities that take into account factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

B: THE ISSUERS OTHER SECURITIES

Membership Interests

The Issuer is an LLC with no issued units. There are no warrants or options reserved for future issuance.

The Members of the Issuer and their Membership Interest at the date of this Form are as follows:

Name of Holder	No. and Class of Securities Held	% of Voting Power
Taryn Kosviner	Member Interest	25%
John Gutierrez	Member Interest	25%
Andrew Michau	Member Interest	25%
Satara Ventures LLC (100% owned by David Tugendhaft)	Member Interest	25%

Impact of Membership Interests on the Reg CF Securities and Associated Risks

Because the Investor in the Reg CF Securities holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

As holders of a majority-in-interest of voting rights in the Company, the voting members may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the voting members may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The voting members may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The voting members have the right to redeem their securities at any time. Voting members could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in- interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's- length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

8. INDEBTEDNESS OF THE ISSUER

The Issuer has no indebtedness.

9. EXEMPT OFFERINGS CONDUCTED BY THE ISSUER

Exempt offerings conducted by the Issuer within the past three years:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2023	Section 4(a)(2) - Rule 506(c)	Revenue Participation Securities	$55,000	General operations

10. RELATED PARTY TRANSACTIONS

A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons

Name	Transaction Type	Date	Amount
Taryn Kosviner	Investment in the Reg CF Securities	6/23/2023	$25,500
John Gutierrez	Investment in the Reg CF Securities	6/23/2023	$31,011
Andrew Michau	Investment in the Reg CF Securities	6/23/2023	$25,000
Satara Ventures LLC (100% owned by David Tugendhaft)	Investment in Reg D Securities - Rule 506(c) listed above	4/19/2023	$50,000
Taryn Kosviner	Producer Contract to be entered into on commencement of production	Within next 12 months	$25,000
John Gutierrez	Director Contract to be entered into on commencement of production	Within next 12 months	$25,000

11. FINANCIAL CONDITION OF THE ISSUER

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Three Years Gone is a feature film. It is a rite of passage drama, with elements of fantasy and thriller. It will be produced for a low budget, creating the potential for a high return.

Within the next 3 years, we want to have completed a theatrical run, followed by multiple, territory-based streaming deals, and be in the process of negotiating a second term.

Milestones

Three Years Gone, LLC was incorporated in the State of New York in July 2022.

Since then, we have refined the film budget and shooting schedule with the assistance of a dedicated line producer, we have cast the three key characters (David, Veronica and Maria) who are now attached to the project and have indicated their availability for the target shooting dates, we are in discussions with other cast and crew and we have commenced scouting for locations.

We have raised $231,205 through the offer of the Reg CF Securities and a further $55,000 under Rule 506(c) of Regulation D towards the production of the film and intend to raise further capital in 2024 under one or more of these programs or other equity or debt offerings to fund the balance of the production costs.

Historical Results of Operations

Our company was organized in July 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- Revenues & Gross Margin. For the period ended December 31, 2023, the Company had revenues of $0.
- Assets. As of December 31, 2023, the Company had total assets of $278,968, including $276,968 in cash.
- Net Income. The Company had net income of -$8,237 for the period ended December 31, 2023.
- Liabilities. The Company's liabilities totaled $0 for as of December 31, 2023.

Liquidity & Capital Resources

To date the Company has been funded with $1,000 of member contributions, $231,205 through the offer of the Reg CF Securities and $55,000 from an offering of revenue participation securities under Rule 506(c) of Regulation D which offer is currently ongoing.

We will need to raise further capital to continue operations of the Company and commence production of the feature film.

We don't have any other sources of capital in the immediate future. We will require additional financing in order to produce the feature film and perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering of the Reg CF Securities and from the Regulation D offering which is ongoing.

The Company intends to raise additional capital in the future from investors and other capital providers. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any further investments or funding from investors or other capital providers.

Runway & Short/Mid Term Expenses

Three Years Gone, LLC cash in hand is $276,968, as of April 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month.

There have been no material changes or developments since the date of the latest financials which cover the period to 31 December 2023.

We are currently forecasting a total production budget of $1.4m. We expect to raise the balance of the production budget through one or more of the following: (a) a further Regulation Crowdfunding raise; (b) the Reg D 506(c) offer for Accredited Investors or other exempt offering; (c) debt financing; (d) equity financing partner; and (e) production partner.

Depending on our fundraising progress and to ensure the film is completed, we might also decide to shoot on a tighter schedule (19 days instead of 22), and/or defer some of the above- the-line costs, which will then be payable from the film's sale proceeds.

We are not currently profitable. We expect the Company will reach profitability on a successful distribution or licensing of the film following completion of production and we expect this will occur within 24 to 36 months.

All projections in the above narrative are forward- looking and cannot be guaranteed.

12. FINANCIAL STATEMENTS

Refer to Appendix C, Financial Statements

I, Taryn Kosviner, certify the financial statements of Three Years Gone LLC included in this Form are true and complete in all material respects.

DocuSigned by:

1D9E7051DD5147E...

Taryn Kosviner
Managing Member

13. COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Issuer has complied with the ongoing reporting requirements.

14. ADDITIONAL INFORMATION

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is,

however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

APPENDICES

- Appendix A: Business Description and Plan
- Appendix B: Investor Contracts
- Appendix C: Financial Statements
- Appendix D: Director and Officer Work History
- Appendix E: Operating Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ($ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Three Years Gone LLC

By:

DocuSigned by:
1D9E7051DD5147E...

Taryn Kosviner

Managing Member